Troutman Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

David W. Ghegan david.ghegan@troutman.com

October 16, 2019

BY EDGAR AND FEDEX

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Franchise Group, Inc. (formerly known as Liberty Tax, Inc.) Schedule TO-I/A filed on August 27, 2019 File No. 1-35588

Dear Ms. Chalk:

On behalf of Franchise Group, Inc. (formerly known as Liberty Tax, Inc.) (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated September 9, 2019. For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

The Company is filing concurrently herewith a further amendment to the above-referenced Schedule TO-I/A with the Commission on EDGAR, reflecting the revisions to the offer to purchase (which is attached as Exhibit (a)(1)(A) to the Schedule TO-I filed with the Commission on August 1, 2019 (the “Offer to Purchase”)) described in its previous letter to the Commission on August 30, 2019 as well as certain other updated information concerning the Company’s proposed acquisition of The Vitamin Shoppe, Inc. and the Company’s proposed acquisition of certain assets and equity of Sears Hometown and Outlet Stores, Inc. and other relevant developments.

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Offer to Purchase. All responses provided herein are based solely on information provided by the Company.

Response to Comment 5; Distribution and Repurchase under Regulation M

1.	We note your response to prior comment 5. However, it is unclear how you concluded that the sale (private placement) of up to $40,000,000 of common shares of Liberty Tax Inc. (TAXA) to Tributum L.P. does not involve the use of any “special selling efforts or selling methods” that distinguishes it from an ordinary trading transaction. In support of your conclusion, please provide us your analysis of relevant legal authority regarding a similar private placement-negotiated backstop liquidity facility (i.e., regardless of whether or not it was independently negotiated). Also, assuming there is a “distribution” for purposes of Regulation M, please expand your response to prior comment 5 to tell us how the (announcement and) purchase of shares under the tender offer is structured so as not to occur during the applicable Regulation M “restricted period(s)” for the sale of shares under the post-closing subscription agreement between Liberty Tax Inc. and Tributum L.P.

Christina Chalk October 16, 2019 Page 2

Response to Comment 5; Distribution and Repurchase under Regulation M:

In order for the tender offer purchases to trigger the prohibitions of Rules 101 or 102 of Regulation M, the contingent private placement arrangement between the Company, as issuer, and Tributum would be required to constitute a “distribution,” as defined under Regulation M. Under the definition in Rule 100 of Regulation M, a “distribution” is an “offering of securities, whether or not subject to registration under the Securities Act [of 1933, as amended], that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” In this case, even though the magnitude indicia could be argued to have been implicated, there was not a distribution because the other indicia were not present. First, the placement was “negotiated” and was not an “offering.” Although the term “offering” is not defined, the term is used by the Commission generally to mean the process under which an issuer of securities solicits interest in potential investors in its securities.1 This is consistent with the common definition of “offer”, which as a verb, means to present or proffer something of someone to accept or reject as so desired. In this case, the Company did not offer securities but, rather, Tributum, an affiliate of Vintage and one of the principals involved in the negotiation of the Business Combination Agreement, offered, as part of these negotiations, to provide a stand-by, contingent capital source if one were necessary to finance the tender offer. Similarly, the Company did not “present” or “proffer” an offer to Tributum but, instead the Company and Tributum negotiated the financing and subscription arrangement. This is evidenced by the fact that the subscription arrangement were established concurrently with, and as an integral component, of the Business Combination Agreement. For all of these reasons, the contingent placement should not be deemed to be an “offer” or part of an “offering” by the Company, as described in the definition of “distribution.”

Even if the contingent private placement were deemed to be an “offer” or “offering” by the Company, it would not be a “distribution” within the meaning of Regulation M because it did not involve any “special selling efforts and selling methods.” Although the term “selling efforts” is not defined, in the context of Regulation S, the Commission has indicated that “directed selling efforts” mean “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on this Regulation S.” The definition provides as examples: “placing an advertisement in a publication with a general circulation in the U.S.”2 In this case, there would not appear to be any selling efforts because the Company did not contact any third parties to solicit interest in providing the subscription agreement. In addition, the Company did not place any advertisement in any publication regarding the shares, nor did the Company enter into any agreement, understanding or arrangement with any underwriter, broker-dealer or other person or entity with respect to the sale of the shares covered by the subscription agreement. As noted above, Tributum offered to the Company to serve as a funding source in exchange for shares of common stock of the Company. There was no private placement memorandum or other solicitation materials prepared by the Company or provided to Tributum or any other person, and no broker, dealer or finder was engaged to assist in securing investors, nor were any solicitation efforts employed by the Company or its representatives or any other person in connection with the Section 4(a)(2) private placement effected with Tributum under the mutually negotiated, private subscription agreement. The Company and Vintage have a substantial pre-existing relationship in light of the fact that Vintage has been a significant stockholder for more than one year and has had two members on the Company’s board of directors since September 2018. In sum, the Company engaged in no special selling efforts or selling methods in connection with the subscription agreement.

________________

1 See, e.g., Securities Offering Reform SEC Rel. Nos. 33-8591 (July 19, 2005 (“Today’s rules reflect our view that revisions to the Securities Act registration and offering procedures are appropriate in light of significant developments in the offering and capital formation procedures…”).

2 See Regulation S, Rule 902(b)(2)(vii).

Christina Chalk October 16, 2019 Page 3

We are not aware of any legal authority regarding a similar private placement-negotiated backstop liquidity facility, but we would not expect to find any such legal authority given we do not believe the transaction of the type entered into between the Company and Tributum, under which Tributum approached the Company and individually negotiated a contingent financing arrangement, would satisfy the definition of “distribution” under Regulation M.

Response to Comment 6; Background to the Offer, page 21

2.	We note your proposed new disclosure that “Party C’s response led the Transaction Committee to conclude that Party C’s valuation of Liberty would be similar to the range proposed by Party B and, in any event, less than $12.00 per share.” Explain how Party C’s response led the Transaction Committee to that conclusion and why it decided not to pursue negotiations with Party C to confirm.

Response to Comment 6; Background to the Offer, page 21:

Party C responded to the Transaction Committee by indicating that the Transaction Committee should move forward if it were able to obtain an offer anywhere around $13.00 per share. Notwithstanding these statements, Party C never submitted a bid for consideration by the Transaction Committee and never reached back out to the Transaction Committee, thus negotiations with Party C ceased.

Christina Chalk October 16, 2019 Page 4

Response to Comment 8; Opinion of Special Advisor to the Special Committee, page 35

3.	Summarize the assumptions underlying the projections included in Appendix I, including the assumptions as to “certain business decisions” that form the basis for the forecasted information.

Response to Comment 8; Opinion of Special Advisor to the Special Committee, page 35:

The assumptions as to certain business decisions underlying the projections included in Appendix I, and which will be incorporated into the revised Offer to Purchase, include the following:

•	decisions on whether to contract with outside vendors on some elements of the Company’s tax preparation software;

•	certain discretionary costs related to enhancing the Company’s compliance programs and personnel; and

•	the level of Area Developer buybacks that the Company believes would occur in each year.

*                      *                      *

In connection with this response to the Staff’s comment letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Sincerely,

/s/ David W. Ghegan

David W. Ghegan